EXHIBIT 2.1
Execution Copy
Agreement and Plan of Merger
By and Among
DSI Holdings, LLC,
DSI Acquisition, Inc.
and
Deb Shops, inc.
Dated as of July 26, 2007

(continued)

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 26, 2007, by and among DSI Holdings LLC, a Delaware limited liability company (“Parent”), DSI Acquisition, Inc., a Pennsylvania corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and Deb Shops, Inc., a Pennsylvania corporation (the “Company”).
WITNESSETH:
     WHEREAS, the Board of Directors of the Company has determined that it is fair to, advisable and in the best interests of the Company and the holders of (i) the Series A Preferred Stock of the Company, par value $1.00 per share (the “Company Preferred Stock”), and (ii) the common stock of the Company, par value $0.01 per share (the “Company Common Stock” and together with the Company Preferred Stock, the “Company Capital Stock”), to enter into and consummate this Agreement with Parent and Merger Sub, providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the Surviving Corporation, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;
     WHEREAS, the respective Boards of Directors of each of Parent and Merger Sub have approved and declared advisable this Agreement and the Merger on the terms and conditions contained in this Agreement and the Board of Directors of Parent, as the sole shareholder of Merger Sub, has adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement;
     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent and Merger Sub’s willingness to enter into this Agreement, Parent and certain shareholders of the Company have entered into a voting agreement (“Voting Agreement”), and Merger Sub and certain shareholders have entered into consulting agreements;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee (the “Guarantee”) of the Investor, dated as of the date hereof, and pursuant to which the Investor has guaranteed the payment in full, when due, of the Parent Termination Fee; and
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the PBCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the name “Diamond, Inc.” and shall continue its existence under the laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Merger Sub shall cease.
     Section 1.2 Effective Time; Closing. As soon as practicable (and in any event within five (5) Business Days) after the satisfaction or waiver of the conditions set forth in Article VIII (or such later date contemplated by the last sentence of this Section 1.2), the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”), in such form as required by and executed in accordance with the relevant provisions of the PBCL (the date and time of the filing of the Articles of Merger with the Department of State (or such later time as is specified in the Articles of Merger) being the “Effective Time”). On the date of such filing (the “Closing Date”), a closing (the “Closing”) shall be held at 9:00 a.m., Philadelphia time, at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA (or such other place as the parties may agree). Notwithstanding the foregoing, unless otherwise agreed to by the parties in writing, in no event shall the Closing take place prior to the earlier of (i) a date during the Marketing Period specified by Parent, provided that Parent has given the Company at least five (5) Business Days prior notice, and (ii) the final day of the Marketing Period.
     Section 1.3 Effect of the Merger. The Merger shall have the effects set forth in the applicable provisions of Section 1929 of the PBCL.
     Section 1.4 Conversion of Company Preferred Stock and Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:
          (a) Each issued and outstanding share of Company Preferred Stock (other than shares cancelled pursuant to Section 1.4(c), if any) shall be converted into the right to receive $1,000.00, in cash (the “Preferred Stock Merger Consideration”) upon surrender of the certificate that formerly evidenced such share of Company Preferred Stock in the manner provided in Section 2.2, without interest.
          (b) Each issued and outstanding share of Company Common Stock (other than shares cancelled pursuant to Section 1.4(c)) shall be converted into the right to receive $27.25, in cash (the “Common Stock Merger Consideration” and, collectively with the Preferred Stock Merger Consideration, the “Merger Consideration”) upon surrender of the certificate that formerly evidenced such share of Company Common Stock in the manner provided in Section 2.2, without interest.
          (c) Each share of Company Preferred Stock and Company Common Stock (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or (ii) that is owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall be automatically cancelled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.
          (d) All shares of the Company Preferred Stock and Company Common Stock cancelled and converted pursuant to Section 1.4(a) or Section 1.4(b), as the case may be, shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate (“Certificate”) which immediately prior to the Effective Time represented any such shares of Company Preferred Stock and Company Common Stock shall from and after the Effective Time cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.4(a) and Section 1.4(b).
     Section 1.5 Conversion of Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

ARTICLE II
EXCHANGE OF CERTIFICATES
     Section 2.1 Paying Agent. Prior to the Effective Time, Merger Sub shall appoint a paying agent mutually agreeable to the Company and Parent to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. On the Closing Date, Parent shall deposit or shall cause the Company to deposit with the Paying Agent, in a separate fund established for the benefit of the holders of shares of Company Preferred Stock and Company Common Stock, and the holders of Options, for payment in accordance with this Article II, immediately available funds constituting an amount equal to (i) the Merger Consideration plus (ii) the Total Option Cash Payments (such aggregate amount as deposited with the Paying Agent, the “Payment Fund”).
     Section 2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent, and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of (a) the number of shares of Company Preferred Stock or Company Common Stock, as the case may be, represented by such Certificate multiplied by (b) the Preferred Stock Merger Consideration or Common Stock Merger Consideration, as the case may be, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on the Merger Consideration payable.
     Section 2.3 No Further Ownership Rights. All cash paid as Merger Consideration pursuant to Section 1.4(a) and Section 1.4(b) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Preferred Stock and Company Common Stock.
     Section 2.4 No Liability. If any Certificate shall not have been surrendered prior to one (1) year after the Effective Time, any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Preferred Stock or Company Common Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to the Surviving Corporation for satisfaction of their claims for such Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to six (6) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”)), any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.
     Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Preferred Stock or Company Common Stock, as the case may be, formerly represented thereby, pursuant to this Agreement.
     Section 2.6 Withholding Rights. Each of Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Preferred Stock or Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Preferred Stock or Company Common Stock in respect of which such deduction and withholding was made.
     Section 2.7 Stock Transfer Books. At the close of business on the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Preferred Stock or Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Preferred Stock and Company Common Stock formerly represented thereby, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Preferred Stock Merger Consideration or Common Stock Merger Consideration, as the case may be, with respect to the shares of Company Preferred Stock and Company Common Stock formerly represented thereby.
     Section 2.8 Company Equity Plans. Simultaneously with the execution of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof) has adopted appropriate resolutions, and the Company hereby agrees to take all other actions necessary after the date hereof, if any, to provide that each outstanding stock option (each “Option”) heretofore granted by the Company, whether under the Company’s Incentive Stock Option Plan as Amended and Restated Effective January 1, 2002 (the “Company Stock Option Plan”) or otherwise, shall, immediately prior to the Effective Time accelerate and become fully-vested and exercisable and each holder of outstanding Options which are vested and exercisable immediately prior to the Effective Time shall be entitled to receive a cash payment with respect thereto equal to the product of (a) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share of such Option multiplied by (b) the number of shares of Company Common Stock subject to such Option (the “Total Option Cash Payments”). Such payments shall be made through the Company’s payroll systems and the Company shall be entitled to deduct and withhold from such payments any amounts as it is required to deduct and withhold with respect to the making of such payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Option in respect of which such deduction and withholding was made by the Company. As provided herein, the Company Stock Option Plan (and any feature of any Benefit Plan or other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary) shall terminate as of the Effective Time. As of the Effective Time, all Options shall no longer be outstanding and shall automatically cease to exist and each holder of an Option shall cease to have any right, with respect thereto, except for the right to receive cash for any Options exercised in accordance with the terms set forth in this Section 2.8.

ARTICLE III
CERTAIN CORPORATE MATTERS
     Section 3.1 Articles of Incorporation of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company and Merger Sub, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time until thereafter further amended as provided therein and under the PBCL, shall be the articles of incorporation of the Surviving Corporation following the Merger.
     Section 3.2 Bylaws of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company and Merger Sub, the bylaws of the Merger Sub shall be the bylaws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the articles of incorporation of the Surviving Corporation and as provided by applicable Law.
     Section 3.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, provided, however, that Marvin Rounick and Warren Weiner shall resign from all positions as officers and directors of the Company and its Subsidiaries, effective as of the Effective Time.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the Company SEC Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof or in the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section and/or subsection will also be deemed to be disclosure against other Sections and/or subsections of this Agreement to the extent that it is readily apparent that such disclosure is applicable to such other Section and/or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:
     Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.2 Certificate of Incorporation and By-Laws. The Company has made available to Parent a complete and correct copy of its articles of incorporation and the bylaws, each as amended to date, as well as the articles of incorporation and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries. The articles of incorporation and the by-Laws of the

Company and the equivalent organizational documents of each of its Subsidiaries are in full force and effect. None of the Company or any of its Subsidiaries is in material violation of any provision of its articles of incorporation or bylaws (or equivalent organizational documents).
     Section 4.3 Capitalization.
          (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, par value $0.01 per share; and 5,000,000 shares of Company Preferred Stock, par value $1.00 per share, of which 460 shares have been designated as Series A Preferred Stock. As of May 31, 2007, (i) 14,330,808 shares of Company Common Stock were issued and outstanding, (ii) 460 shares of Company Preferred Stock were issued and outstanding, and as of May 31, 2007 (iii) 1,360,482 shares of Company Common Stock were held in treasury. As of May 31, 2007 there were (i) 868,500 shares of Company Common Stock authorized for future issuance under Company Stock Plans, and (ii) outstanding Company Options to purchase 139,000 shares of Company Common Stock with a weighted average exercise price equal to $23.92 per share. Section 4.3(a) of the Company Disclosure Letter sets forth the following information with respect to each Option outstanding as of May 31, 2007: (i) the name of the holder of such Option, (ii) the number of shares of Company Common Stock subject to such option, (iii) the exercise price of such Option, (iv) the date on which such Option was granted, (v) the extent to which such Option is vested and exercisable as of the date hereof, and (vi) the date on which such Option expires. Except as set forth above, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of Company Capital Stock are, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.
          (b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. Except as set forth in Section 4.3(b) of the Company Disclosure Letter, and except as otherwise restricted by applicable Laws, there are no material restrictions on the ability of the Company or its Subsidiaries to make distributions of cash to their respective equity holders.
          (c) Section 4.3(c) of the Company Disclosure Letter lists all Subsidiaries of the Company together with the jurisdiction of organization of each Subsidiary. Except as set forth on Section 4.3(c) of the Company Disclosure Letter, all outstanding shares of capital stock of, or other equity interest in each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Liens, including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States.
     Section 4.4 Authority Relative to Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Company Shareholder Approval, as well as the filing of the Articles of Merger with the Department of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
     Section 4.5 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not (i) conflict with or violate the articles of incorporation or bylaws (or equivalent organizational documents) of (A) the Company or (B) any of its Subsidiaries, (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except for applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and filing and recordation of appropriate merger documents as required by the PBCL and the applicable Nasdaq listing requirements, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.6 Permits and Licenses; Compliance with Laws. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) any of the Company Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.7 Company SEC Reports.
          (a) Except as set forth in Section 4.7 of the Company Disclosure Letter, the Company has filed on a timely basis with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since February 1, 2005 (the “Company SEC Reports”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Securities Act and/or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports at the time they were filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports and, to the Company’s Knowledge, none of the Company SEC Reports is the subject of an ongoing SEC review or investigation.
          (b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
     Section 4.8 Controls and Procedures. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.
          (a) The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
          (b) The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.
     Section 4.9 Absence of Certain Changes or Events. From January 31, 2007, through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and there has not been any event, development or state of circumstances that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.10 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Reports or (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheets, as of the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.11 Absence of Litigation. There is no claim, action, suit, proceeding or investigation before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties, assets or operations at law or in equity, and there are no outstanding Orders against the Company or any of its Subsidiaries, in each case as would have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 4.12 Employee Benefit Plans.
          (a) Section 4.12(a) of the Company Disclosure Letter lists each Company Benefit Plan (as defined below) and each “multiemployer plan” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”). As used herein, the term “Company Benefit Plan” means each material “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits, employment agreements, or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its Subsidiaries, other than any Multiemployer Plan or any plan, arrangement or policy mandated by applicable Law. Copies of all Company Benefit Plans (other than a Multiemployer Plan) have been made available or delivered to Parent, along with summary plan descriptions, IRS determination letters and Form 5500s, if applicable.
          (b) Except as set forth in Section 4.12(b) of the Company Disclosure Letter, each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan other than any such investigations, proceedings, or claims that would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (c) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and other than liabilities that would not have, individually or in the aggregate, a Company Material Adverse Affect. For the purposes of this Agreement, “ERISA Affiliate” means any person that, together with the Company, is or was at any time treated as a single employer under section 414 of the Code or section 4001 of ERISA and any general partnership of which the Company is or has been a general partner. Except as set forth in Section 4.12(c) of the Company Disclosure Letter, no Company Benefit Plan provides for any post-retirement life or health insurance, benefits or coverage for any participant, beneficiary or former employee, other than the health care continuation requirements of Part 6 of Title I of ERISA.
          (d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such determination letter that has, individually or in the aggregate, a Company Material Adverse Effect on such qualification or tax-exempt status.
     Section 4.13 Labor Matters. Section 4.13 of the Company Disclosure Letter sets forth all collective bargaining agreements to which the Company or any Subsidiaries are bound. There is no labor strike or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries. The Company is in compliance in all material respects with all Laws, regulations and orders relating to the employment of labor.
     Section 4.14 Intellectual Property.
          (a) (i) The Company and its Subsidiaries own, or possess necessary licenses or other necessary rights to use in the manner currently used, all patents, copyrights trademarks, trade names, domain names, service marks and trade secrets (the “Intellectual Property Rights”) used in connection with the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), except as would not have, individually or in the aggregate, a Company Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries has received, in the past twelve (12) months, any written claim or demand challenging the validity of any of the Company Intellectual Property Rights.
          (b) The conduct of the business of the Company and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property Rights of any other Person, except for any such infringement or misappropriation that would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, in the past twelve (12) months, any written claim or demand alleging any such infringement or misappropriation that has not been settled or otherwise resolved.
          (c) To the Company’s Knowledge, no other Person is currently infringing or misappropriating any Company Intellectual Property Rights.
     Section 4.15 Taxes.
          (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate; (ii) the Company and each of its Subsidiaries have timely paid all Taxes (whether or not shown on such Tax Returns) payable by them, except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP or for Taxes not yet due and payable for which adequate reserves have been established in the applicable financial statements in accordance with GAAP; (iii) there are no pending, or, to the Knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of Taxes; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; and (v) the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has timely withheld and paid over to the appropriate taxing authority all amounts required to be so withheld and paid under all applicable Laws.
          (b) None of the Company or any of its Subsidiaries (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement, or (ii) has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
          (c) As used herein, (i) “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (x) being a member of an Affiliated, consolidated, combined or unitary group, (y) being party to any tax sharing agreement and (z) any express or implied obligation to indemnify any other Person with respect to the payment of any of the foregoing and (ii) “Tax Returns” means returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.
     Section 4.16 Assets. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the assets of the Company and each of its Subsidiaries constitute all of the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in, the conduct of the business as it is now being conducted and contemplated to be conducted by the Company and its Subsidiaries.
     Section 4.17 Real Property.
          (a) Section 4.17(a)(i) of the Company Disclosure Letter lists, as of the date of this Agreement, all real property owned in fee by the Company and its Subsidiaries (the “Owned Real Property”) and Section 4.17(a)(ii) of the Company Disclosure Letter lists the addresses of all real property (whether by virtue of direct lease, ground lease or sublease, each a “Lease”) leased by the

Company and its Subsidiaries as lessee or sublessee (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”).
          (b) With respect to the Real Property, except as would not reasonably be expected to have a Company Material Adverse Effect:
               (i) there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings relating to such Real Property; and
               (ii) The Company has not granted and, to the Company’s knowledge, there are no currently outstanding options or rights of first refusal of any third party to purchase or lease such Real Property, or any portion thereof or interest therein.
          (c) With respect to the Owned Real Property, except as would not reasonably be expected to have a Company Material Adverse Effect and as set forth in Section 4.17(c) of the Company Disclosure Letter, there are no written leases, subleases, licenses or agreements granting to any party or parties (other than the Company or a Subsidiary) the right of use or occupancy of any portion of any Owned Real Property.
          (d) Each of the Contracts for the lease of Leased Real Property to which the Company or any of its Subsidiaries is party is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any such Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
     Section 4.18 Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all applicable federal, state, and local laws governing pollution or the protection of human health or the environment (“Environmental Laws”), (b) neither the Company nor any of its Subsidiaries has received any written notice with respect to the business of, or any Real Property of, the Company or any of its Subsidiaries from any Governmental Entity or third party that remains outstanding alleging that the Company or any of its Subsidiaries is not in compliance with any Environmental Law or has liability under any Environmental Law, and (c) neither the Company nor any of its Subsidiaries has caused any “release” of a “hazardous substance”, as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., in excess of a reportable quantity on any Real Property that is used for the business of the Company or any of its subsidiaries which release remains unresolved. The representations and warranties contained in this Section 4.18 constitute the sole and exclusive representations and warranties made by the Company concerning environmental matters.
     Section 4.19 Material Contracts.
          (a) Except for this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by: (i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) any Contract containing covenants binding upon the Company or any Subsidiary of the Company that materially restricts the ability of the Company or any Subsidiary of the Company (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, or with any person or in any geographic area, except for any such Contract that may be cancelled without penalty by the Company or any of its subsidiaries upon notice of 60 days or less; (iii) any Contract with respect to a material joint venture or material partnership agreement (excluding information technology Contracts); (iv) any Contract that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement; (v) any Contract with any director, officer or Affiliate of the Company or any Subsidiary (other than any Company Benefit Plan); (vi) any Contract granting a Lien (other than Permitted Liens) on any material property or assets of the Company or any Subsidiary or any agreement evidencing or governing indebtedness for borrowed money from a third party (along with any financial derivatives master agreement or other agreement evidencing financial hedging activities) or any instrument pursuant to which indebtedness for borrowed money is guaranteed by the Company or any Subsidiary; (vii) any Contract for the acquisition, disposition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise); (viii) any employment, deferred compensation, severance, bonus, retirement or other similar agreement entered into by the Company or any Subsidiary, on the one hand, and any director or officer of the Company or any other employee of the Company or any Subsidiary receiving annual compensation of $200,000 or more, on the other hand; (ix) any Contract, other than any Contracts relating to the Leased Real Property, contemplating payments by the Company or any Subsidiary of more than $500,000 in any calendar year; and (x) each amendment, supplement or modification in respect of any of the foregoing Contracts or any commitment or agreement to enter into any of the foregoing contracts. Each such Contract described in clauses (i) through (x) is referred to herein as a “Company Material Contract.”
          (b) Each of the Company Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
     Section 4.20 Opinion of Financial Advisors. The Board of Directors of the Company has received the written opinion of Lehman Brothers Inc. on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration as provided in Section 1.4 payable to each holder of outstanding Company Preferred Stock and Company Common Stock is fair to the shareholders of the Company from a financial point of view.
     Section 4.21 Anti-takeover Statutes. The Company has taken any and all action necessary to render the provisions of any anti-takeover statute, rule or regulation that may be applicable to the Merger and the other transactions contemplated by this Agreement (including Sections 2538 through 2588, inclusive, of the PBCL) inapplicable to Parent, Merger Sub and their respective affiliates, and to the Merger, this Agreement and the transactions contemplated hereby and all such anti-takeover statutes, rules and regulations are so inapplicable.
     Section 4.22 Vote Required. The affirmative vote of (a) a majority of the votes cast by all holders of outstanding Company Preferred Stock, who shall be entitled to vote separately as a class to approve and adopt this Agreement and the transactions contemplated hereby in accordance with Section 1571(b)(2)(ii) of the PBCL, and (b) a majority of the votes cast by the holders of outstanding Company Common Stock entitled to vote thereon ((a) and (b) together, the “Company Shareholder Approval”), are the only votes of holders of securities of the Company that are necessary to approve and adopt this Agreement and the transactions contemplated hereby.
     Section 4.23 Brokers. Except as set forth in Section 4.23 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Company and Lehman Brothers Inc.
     Section 4.24 Insurance. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all material insurance policies (other than such policies that are Company Benefit Plans) of the Company and its Subsidiaries (“Policies”), which are listed in Section 4.24(a) of the Company Disclosure Letter and have been made available to Parent, are in full force and effect and provide insurance in such amounts and against such risks the management of the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action which, with or without notice or lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any of such Policies, (iii) to the Knowledge of the Company, no insurer of any such Policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (iv) no notice of cancellation or termination has been received with respect to any such Policy. To the knowledge of the Company, there are no claims that have been denied, rejected, questioned or disputed by any insurer or as to which any insurer has reserved its rights under any Policy that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Except as set forth on Section 4.24(b) of the Company Disclosure Letter, since January 1, 2001, there have been no workers’ compensation, employers’ liability, general liability, errors and omissions liability or employment practices liability losses or claims greater than $500,000.
     Section 4.25 Suppliers and Vendors. A true and complete list of the twenty (20) largest suppliers and vendors (excluding landlords under Contracts for Leased Real Property), by amount expended over the twelve (12) months immediately preceding (and including) the most recently completed month preceding the date of this Agreement, of the Company and its Subsidiaries has been provided or made available to Parent. Except as set forth in Section 4.25 of the Company Disclosure Letter, as of the date of this Agreement there is no actual or, to the Knowledge of the Company, threatened termination or cancellation in the business relationship between the Company and its Subsidiaries, on the one hand, and such suppliers and vendors on the other.
     Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article IV.
ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
     Except as set forth in the Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section and/or subsection will also be deemed to be disclosure against other Sections and/or subsections of this Agreement to the extent that it is readily apparent that such disclosure is applicable to such other Section and/or subsections), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
     Section 5.1 Organization. Each of Parent and Merger Sub is a limited liability company and corporation, respectively, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. Prior to the date hereof, Parent has provided to the Company the name of the “ultimate parent entity” for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement.
     Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action by the Managers or Board of Directors, as applicable, of Parent and Merger Sub and, prior to the Effective Time, will be duly and validly authorized by all necessary action by Parent as the sole shareholder of Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Department of State of the Articles of Merger as required by the PBCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.
     Section 5.3 No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.
     (b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act and state securities, takeover and “blue sky” laws, (ii) applicable Nasdaq listing requirements, (iii) the filing with the Department of State of the Articles of Merger as required by the PBCL and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.
     Section 5.4 Absence of Litigation. As of the date of this Agreement, there are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding or investigation that would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any of their respective properties is or are subject to any Order, writ, judgment, injunction, decree or award that would prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.
     Section 5.5 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement.
     Section 5.6 Brokers. No broker, finder or investment banker (other than Bear Stearns, whose fees shall be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.
     Section 5.7 Financing. (a)Section 5.7(a) of Parent Disclosure Letter sets forth a true, accurate and complete copy of the executed commitment letter (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender party thereto has committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.7(a) of Parent Disclosure Letter sets forth a true, accurate and complete copy of the executed commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letter, the “Financing Commitments”) from the investor party thereto (the “Investor”) pursuant to which the Investor has committed to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). There are no other agreements, side letters or arrangements relating to the Equity Financing, including any syndication thereof, except as set forth in the Equity Commitment Letter.

          (b) As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and the other parties thereto. There are no other agreements, side letters or arrangements relating to the Financing Commitments that could affect the availability of the Debt Financing or the Equity Financing. To the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Financing Commitments, and neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The aggregate proceeds from the Financing constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the aggregate Merger Consideration (including any refinancing of indebtedness of Parent or the Company required in connection therewith). The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.
     Section 5.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein and the Financing. As of the date of this Agreement, the authorized share capital of Merger Sub consists of shares, par value $.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.
     Section 5.9 Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, (b) any estimates, projections or forecasts prepared by the Company or its Representatives and made available to Parent, Merger Sub or their Representatives have been prepared in good faith based upon reasonable assumptions, and (c) the financial statements included in the Company SEC Reports fairly present the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, the payment of the aggregate consideration to which the shareholders of the Company are entitled under Articles I and II, funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.
     Section 5.10 Ownership of Shares. As of the date of this Agreement, none of Parent, Merger Sub or their respective affiliates owns (directly or indirectly, beneficially or of record) any shares of

Company Capital Stock and none of Parent, Merger Sub or their respective affiliates holds any rights to acquire or vote any shares of Company Capital Stock except pursuant to this Agreement.
     Section 5.11 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent, or of a direct or indirect wholly-owned Subsidiary of Parent, as the sole shareholder of Merger Sub, (which vote or consent shall have occurred prior to the Effective Time), is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.
     Section 5.12 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.
ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
     Section 6.1 Conduct of the Company and the Subsidiaries. The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, the business of the Company and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the ordinary course of business and in a manner consistent with past practice in all material respects; and the Company and its Subsidiaries shall use their commercially reasonable efforts to preserve substantially intact the Company’s business organization (except that any of its wholly-owned Subsidiaries may be merged with or into, or be consolidated with any of its other wholly-owned Subsidiaries or may be liquidated into the Company or any of its Subsidiaries), to keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 6.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Furthermore, other than as set forth in Section 6.1 of the Company Disclosure Letter, without the prior written consent of Parent, the Company shall not:
          (a) amend or otherwise change, in any material respect, the articles of incorporation or bylaws of the Company or such equivalent organizational documents of any of its Subsidiaries;
          (b) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, or as otherwise contemplated in Section 6.1(e) of this Agreement with respect to options of the Company, issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock; provided, however that the Company may issue shares upon exercise of any Company Option outstanding as of the date hereof under this Section 6.1;
          (c) except for the dividend declared by the Company on July 2, 2007 on the Company Common Stock and Company Preferred Stock that is payable on August 21, 2007 (which dividend on the Company Preferred Stock shall not exceed $13,800 in the aggregate), declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock, other than dividends paid by any wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of the Subsidiaries;
          (d) except as required pursuant to existing written agreements or Company Benefit Plans in effect as of the date hereof and provided or made available to Parent, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to directors or executive officers, of the Company or any of its Subsidiaries except in the ordinary course of business consistent with past practices (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year), (ii) grant any severance or termination pay to, or enter into any severance agreement with any director or executive officer of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, (iii) enter into any employment agreement with any executive officer of the Company or its Subsidiaries (except to the extent necessary to replace a departing employee, except for employment agreements terminable on less than 30 days’ notice without penalty to the Company and except for extension of employment agreements in the ordinary course of business consistent with past practice), or (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;
          (e) grant, confer or award, except as may be required under employment agreements executed prior to the date hereof and provided or made available to Parent, options, convertible security, restricted stock units or other rights to acquire any of the Company’s or its Subsidiaries’ capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of any unexercisable options outstanding on the date hereof);
          (f) acquire, except in respect of any mergers, consolidations, business combinations among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (including by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division thereof, or any assets in connection with acquisitions or investments, other than in the ordinary course of business consistent with past practice but which in no event is in excess of $250,000 individually or $1,000,000 in the aggregate;
          (g) incur any indebtedness for borrowed money, guarantee any such indebtedness for any Person (other than a Company Subsidiary), or cancel any third party indebtedness owed to the Company except for indebtedness (i) incurred under the Company’s existing credit facilities, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) as otherwise required in the ordinary course of business consistent with past practice or (iv) other than as permitted pursuant to this Section 6.1(g), in an aggregate principal amount not to exceed $5.0 million;
          (h) terminate, cancel, modify or amend any Company Material Contract other than in the ordinary course of business;
          (i) make any material change to its methods of accounting in effect as of January 31, 2007, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or as required by a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Documents filed prior to the date hereof;
          (j) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its properties or assets, other than in the ordinary course of business consistent with past practice and except (A) pursuant to existing agreements in effect prior to the execution of this Agreement provided or made available to Parent or (B) as may be required by applicable Law;
          (k) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for (i) the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business or in accordance with their terms or (ii) settlements or compromises of any litigation (whether or not commenced prior to the date of this Agreement) where the amount paid (after giving effect to insurance proceeds actually received) in such settlement or compromise does not exceed $250,000 individually or $500,000 in the aggregate for all such settlements or compromises;
          (l) take any action (other than filing bona fide claims) that would make a Policy void or voidable or result in an increase in the premium payable under a Policy or prejudice the ability to effect equivalent insurance in the future, and shall continue each Policy or suitable replacements;
          (m) (i) make, change or rescind any material Tax election; (ii) settle or compromise any material Tax liability, audit claim or assessment; (iii) file any amended Tax Return involving a material amount of Taxes; (iv) prepare any Tax Returns in a manner which is not consistent in all material respects with the past practice of the Company and its Subsidiaries with respect to the treatment of items on such Tax Returns; or (v) incur any material liability for Taxes other than in the ordinary course of business;
          (n) close more than ten (10) retail stores; or
          (o) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.
     Section 6.2 Conduct of Parent and Merger Sub. Each of Parent and Merger Sub agrees that, from the date of this Agreement to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.
     Section 6.3 No Control of Other Party’s Business. Except to the extent set forth in Section 6.1, nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII
ADDITIONAL AGREEMENTS
     Section 7.1 Preparation of the Proxy Statement; Shareholders Meeting.
          (a) As soon as reasonably practicable following the date of this Agreement, and in any event within twenty (20) Business Days from the date hereof, the Company shall prepare and file with the SEC, and Parent and Merger Sub shall cooperate with the Company in such preparation and filing of, a proxy statement relating to the Company Shareholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). Without limiting the generality of the foregoing, each of Parent and Merger Sub will (i) furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and (ii) correct any information provided by it in writing for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Proxy Statement is cleared by the staff of the SEC for mailing to the Company’s shareholders. Parent shall provide the Company with all information concerning Parent or the Merger Sub reasonably requested by the Company to be included in the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response and (ii) shall include in such document or response all reasonable comments proposed by Parent.
          (b) If any event relating to the Company occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent of such event or information and shall, in accordance with the procedures set forth in Section 7.1(a), (i) prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable, and (ii) if appropriate, cause such amendment or supplement to be mailed to the shareholders of the Company.
          (c) The Company shall ensure that none of the information included or incorporated by reference in the Proxy Statement (other than information relating to Parent included in the Proxy Statement that was provided by Parent) will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
          (d) Subject to Section 7.3 hereof, the Company shall (i) as promptly as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) unless a Change of Recommendation occurs in accordance with the proviso in the immediately succeeding sentence or Section 7.3, (A) use reasonable best efforts to solicit the adoption and approval of this Agreement by the shareholders of the Company, and (B) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt and approve this Agreement (the “Company Recommendation”). Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (x) withdraw (or change, modify or qualify in a manner adverse to Parent or Merger

Sub), or publicly propose to withdraw (or change, modify or qualify in a manner adverse to Parent or Merger Sub), the Company Recommendation or (y) take any other action or make any other public statement in connection with the Company Shareholders Meeting inconsistent with such Company Recommendation (any action described in this clause (x) or (y) being referred to as a “Change of Recommendation”); provided that, anything to the contrary contained in this Agreement notwithstanding, the Board of Directors of the Company may effect a Change of Recommendation (subject to the Company having complied with its obligations under Section 7.3) if such Board of Directors determines in good faith (after consultation with outside counsel) after receipt of a Superior Proposal that failure to take such action could reasonably be expected to be inconsistent with its fiduciary obligations.
     Section 7.2 Access to Information. Upon reasonable notice, each of Parent and the Company shall, and shall cause its Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors, financing sources and other representatives of such other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records (including for purposes of observing or conducting physical inventory) and other documents and data and, during such period, each of Parent and the Company shall, and shall cause its Subsidiaries to, furnish promptly to the other party consistent with its legal obligations all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that each of Parent and the Company may restrict the foregoing access to the extent (i) that an agreement is required to be kept confidential in accordance with its terms, (ii) it is required by a Governmental Entity or (iii) that in the reasonable judgment of such party any Law applicable to such party requires it or its Subsidiaries to restrict access to any properties or information, and provided, further, that Parent and the Company, as the case may be, will use reasonable efforts to limit such restrictions and shall furnish information to the extent not so restricted. The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the letter agreement dated February 22, 2007, between Parent and the Company (the “Confidentiality Agreement”).
     Section 7.3 No Solicitation.
          (a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, and except as otherwise provided for in this Agreement, the Company shall not, and shall cause its Subsidiaries, directors, officers or employees not to, and shall use its reasonable best efforts to cause its investment banker, financial advisor, attorney, accountant or other representative (the “Representatives”) retained by it or any of its Subsidiaries not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any material nonpublic information with respect to, any Competing Proposal, (iii) engage in discussions with any Person with respect to any Competing Proposal, (iv) approve or recommend any Competing Proposal or (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal.
          (b) Notwithstanding the limitations set forth in Section 7.3(a), if, at any time prior to obtaining the Company Shareholder Approval, the Company receives a Competing Proposal which constitutes or would reasonably be expected to result in a Superior Proposal, then the Company may (i) furnish nonpublic information to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party a signed Acceptable Confidentiality Agreement and (ii) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that within 24 hours following the Company taking such actions as described in clauses (i) and (ii) above, the Company shall provide written notice to Parent of such Competing Proposal indicating the identity of the Person making such proposal and the material terms and conditions thereof. As used in this Agreement, the term “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions with respect to confidential treatment of information that are no less favorable to the Company than those contained in the Confidentiality Agreement
          (c) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Company Shareholder Approval, the Company receives a Competing Proposal which the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal, the Board of Directors of the Company may (i) effect a Change of Recommendation and/or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors may not effect a Change of Recommendation relating to a Superior Proposal pursuant to the foregoing clause (i) or terminate this Agreement pursuant to the foregoing clause (ii) unless the Company shall have provided prior written notice to Parent and Merger Sub, at least four (4) Business Days in advance of such Change of Recommendation or such termination, of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and, in the event the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, a copy of the relevant proposed transaction agreement with the other transaction documents; provided, further, that, in the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements above with respect to such new written notice (it being understood and agreed that any such amendment shall require a new four (4) Business Day period). During any such four (4) Business Day period, the Company shall take into account any changes to the terms of this Agreement proposed by Parent in determining whether such Competing Proposal still constitutes a Superior Proposal.
          (d) As used in this Agreement,
               (i) the term “Competing Proposal” means any written bona fide proposal made by a third party relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 25% or more of the combined voting power of the shares of Company Capital Stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of the combined voting power of the shares of Company Capital Stock or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries in which the other party thereto or its shareholders will own 25% or more of the combined voting power of the parent entity resulting from any such transaction, other than transactions contemplated by this Agreement; and
               (ii) the term “Superior Proposal” means a Competing Proposal after the date, and not in breach, of this Agreement or any standstill or confidentiality agreement applicable to the offer and that the Board of Directors of the Company in good faith, after consultation with its legal and financial advisors, and consideration of all terms and conditions of such offer or proposal, determines would, if consummated, result in a transaction that is more favorable to the Company’s shareholders than the transactions contemplated hereby, after taking into account such factors (including likelihood of consummation in light of all financial, regulatory, legal and other aspects of such proposal) as the Board of Directors of the Company considers to be appropriate after giving effect to any modifications proposed to be made to this Agreement or any other offer by Parent after Parent’s receipt of notice under Section

7.3(c); provided that, for purposes of the definition of “Superior Proposal,” the references to “25% or more” in the definition of Competing Proposal shall be deemed to be references to “a majority.”
          (e) Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided that disclosures under this Section 7.3(e) shall not be a basis, in themselves, for Parent to terminate this Agreement pursuant to Section 9.1(f).
     Section 7.4 Reasonable Best Efforts; Cooperation.
          (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement, and (ii) seek to obtain all necessary consents, waivers and approvals from third parties reasonably requested by Parent to be obtained in connection with the Merger under the Leased Real Property; provided, however, that in no event shall the Company or any of its subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to the Landlord or other person to obtain any such consent, waiver or approval. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) Business Days of the date hereof and to respond as promptly as practicable to any request for additional information and documentary material pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
          (b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. As used in this Agreement, the term “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
          (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 7.4(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement.
          (d) Subject to the obligations under Section 7.4(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
     Section 7.5 Employee Benefit Matters.
          (a) During the one-year period commencing on the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its Subsidiaries who become employees of the Surviving Corporation (“Company Employees”) compensation and benefits that are in the aggregate, no less favorable than the compensation and benefits being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans; provided that, for purposes of determining whether benefits are in the aggregate, no less favorable than the compensation and benefits being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans, equity-based compensation, increases in co-pays, deductibles or employee cost with respect to coverage under the Company’s medical plan shall not be taken into account.
          (b) Without limiting Section 7.5(a), (i) during the one-year period commencing on the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to Company Employees who experience a termination of employment severance benefits that are no less favorable than the severance benefits that would have been provided to such employees upon a termination of employment immediately prior to the Effective Time pursuant to the Company’s past practice as in effect prior to the Effective Time, and (ii) Parent shall honor, fulfill and discharge, and shall cause the Surviving Corporation to honor, fulfill and discharge, the Company’s and its Subsidiaries’ obligations to any Company Employees or other participants under any Company Benefit Plan, without any amendment or change that is inconsistent with Parent’s obligations under this Section 7.5. During the period specified in clause (i) above, severance benefits to Company Employees shall be determined without taking into account any reduction after the Effective Time in the compensation paid to Company Employees and used to determine severance benefits.
          (c) For purposes of eligibility and vesting (but not for purposes of benefit accrual under any defined benefit plan) under the Employee Benefit Plans of Parent, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents under any Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
     Section 7.6 Indemnification, Exculpation and Insurance.
          (a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of association, certificates of incorporation or bylaws (or comparable organization documents) or in any agreement provided or made available to Parent prior to the date hereof shall survive the Merger and shall continue in full force and effect. Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (i) the articles of incorporation or bylaws (or equivalent organizational documents) of the Company or any of its Subsidiaries or Affiliates as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its Subsidiaries or other applicable contract as in effect on the date of this Agreement provided or made available to Parent prior to the date hereof.
          (b) Without limiting the provisions of Section 7.6(a), during the period ending on the sixth anniversary of the Effective Time, Parent will, to the full extent permitted by applicable Law: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or Affiliates; or (B) the Merger, this Agreement and the transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 7.6(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 7.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation.

          (c) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, (i) the Indemnitees who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable in any material respect in the aggregate than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount, or (ii) a non-cancellable “tail” coverage insurance policy under the Company’s current directors’ and officers’ liability insurance policies (providing coverage not less favorable than provided by such insurance in effect on the date hereof) with respect to matters existing or occurring prior to the Effective Time.
          (d) The Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6. The provisions of this Section 7.6 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.
          (e) Notwithstanding anything contained in Section 10.1 or Section 10.10 hereof to the contrary, this Section 7.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 7.6.
     Section 7.7 Public Announcements.
          (a) Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or exchange listing requirements to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.
          (b) The Company agrees that it shall provide Parent prior notice of, and reasonable opportunity to comment on, any communication between the Company and its employees, suppliers or landlords with respect to the transactions contemplated by this Agreement.
     Section 7.8 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     Section 7.9 Financing.
          (a) Parent shall use its reasonable best efforts to (i) arrange the Financing on the terms and conditions described in the Financing Commitments, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, and (iii) consummate the Financing no later than the last day of the Marketing Period. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) Parent shall immediately notify the Company and (B) Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain any such portion from alternative sources, on terms that are no more adverse to the Company, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 7.9(a) being referred to as the “Financing Agreements”). Parent and Merger Sub shall, shall cause their Affiliates to, and shall use their reasonable best efforts to cause their Representatives to, comply with the terms, and satisfy on a timely basis the conditions, of the Financing Commitments, any alternative financing commitments, the Financing Agreements and any related fee and engagement letters. Any material breach of the Financing Commitments, the Financing Agreements, any alternative financing commitment and any related fee and engagement letter by Parent or Merger Sub shall be deemed a breach by Parent of this Section 7.9(a). Parent shall (x) furnish complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any breach by any party of any of the Financing Commitments, any alternative financing commitment or the Financing Arrangements of which Parent or Merger Sub becomes aware or any termination thereof and (z) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).
          (b) The Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, cooperate in connection with the arrangement of the Financing as may be reasonably requested by Parent (provided that, subject to the following sentence, such requested cooperation does not interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the request of Parent, (i) agreeing to enter into such agreements, and to deliver such officer’s certificates (including solvency certificates), as are contemplated by the Financing Commitments and as are, in the good faith determination of the Persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company under any such agreement, pledge, grant or certificate shall be effective until the Effective Time, (ii) providing to the lenders specified in the Financing Commitments financial and other information (including financial projections) in the Company’s possession contemplated by the Financing Commitments, making the Company’s senior officers available to attend rating agency presentations and bank meetings and to otherwise assist the lenders specified in the Financing Commitments and otherwise cooperate in connection with the consummation of the Financing, (iii) obtaining or providing customary accountants’ comfort letters and consents, legal opinions, survey and title insurance as reasonably requested by Parent, along with such assistance and cooperation from such independent accountants and other advisors as reasonably requested by Parent, and (iv) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time.

     Section 7.10 Section 16(b). Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.
     Section 7.11 Contract EBITDA. Pursuant to Sections 8.2(e) and (f) hereof, the Company shall prepare the calculation of Contract EBITDA for the twelve (12) months ending July 31, 2007, and, if necessary, for the twelve (12) months ending October 31, 2007 and deliver a certificate signed by the Chief Executive Officer to the Purchaser containing such calculation(s), within fifteen (15) days of each such date.
ARTICLE VIII
CONDITIONS
     Section 8.1 Conditions to the Obligation of Each Party. The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:
          (a) the Company Shareholder Approval shall have been obtained;
          (b) no Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or other Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger; and
          (c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.
     Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
          (a) (i) the representations and warranties of the Company set forth in this Agreement that are qualified by a “Company Material Adverse Effect” shall be true and correct and (ii) the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct, in each case, in all material respects as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date), except where the failure of any such representations and warranties referred to in clause (ii) to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect; provided, that the representations and warranties set forth in Section 4.3 (Capitalization), Section 4.4 (Authority) and Section 4.23 (Brokers) shall be true and correct in all material respects as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date);
          (b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

          (c) the Company shall have delivered to Parent and Merger Sub a certificate, dated on the Closing Date, signed by its chief executive officer or another senior officer on behalf of the Company, to the effect that the conditions contained in Sections 8.2(a), (b) and (d) have been satisfied in all respects;
          (d) since the date of this Agreement there shall not have occurred a Company Material Adverse Effect;
          (e) the Company’s Contract EBITDA for the twelve (12) months ending on July 31, 2007 shall be not less than $32 million; and
          (f) the Company’s Contract EBITDA for the twelve (12) months ending on October 31, 2007 shall be not less than $31 million; provided, however, that the condition set forth in this Section 8.2(f) shall be inapplicable in the event that each of the other conditions (other than those conditions that by their terms are to be satisfied at the Closing) set forth in Section 8.1 and Section 8.2 shall have been satisfied prior to November 7, 2007; provided, further, that (i) the Marketing Period has expired prior to November 15, 2007 and (ii) the failure to close prior to November 15, 2007 shall not be the result of any failure by the Company to fulfill its obligations or to comply with its covenants hereunder.
     Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
          (a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date);
          (b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and
          (c) Parent shall have delivered to the Company a certificate, dated on the Closing Date, signed by its chief executive officer or another of its senior officers, to the effect that the conditions contained in Sections 8.3(a) and (b) have been satisfied in all respects.
     Section 8.4 Frustration of Closing Conditions. None of Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.4.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
     Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company, as follows:

          (a) By mutual written consent of Parent and the Company;
          (b) By either the Company or Parent if the Closing of the Merger shall not have occurred on or before December 31, 2007 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;
          (c) By either the Company or Parent if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action necessary for the consummation of the Merger, in each case (i) and (ii) which is necessary to fulfill the conditions set forth in Section 8.1(c) and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to comply with Section 7.4 has caused or resulted in such action or inaction;
          (d) By either the Company or Parent if the approval by the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote of the holders of the Company Capital Stock at the Company Shareholders Meeting or at any adjournment or postponement thereof;
          (e) By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3 and (B) has not been or is incapable of being cured by Parent within 30 calendar days after its receipt of written notice thereof from the Company;
          (f) By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2 and (B) has not been or is incapable of being cured by the Company within 30 calendar days after its receipt of written notice thereof from Parent;
          (g) By the Company in accordance with Section 7.3(c), but only if the Company is in compliance with such Section;
          (h) By the Company if (A) five (5) Business Days have elapsed from the time that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing); (B)(1) by the end of the Marketing Period, neither Parent nor Merger Sub shall have received the proceeds of the Debt Financing; (2) Parent or Merger Sub otherwise breaches its obligations under Section 1.2 hereof; or (3) Parent or Merger Sub otherwise breaches its obligations under Article II hereof; and (C) in the case of (A), (B)(1) or (B)(2), such event has not been or is incapable of being cured by Parent with two (2) Business Days from the occurrence of such event; and
          (i) By Parent if there has been a Change in Recommendation as set forth in Section 7.1.

     Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 9.1 shall not be available to any party (a) that is in material breach of its obligations hereunder or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.
     Section 9.2 Procedure for Termination. In order to be effective, a termination of this Agreement by Parent or Company pursuant to Section 9.1 shall be authorized by an action of Parent’s or Company’s Board of Directors, as the case may be and written notice of such termination specifying the provision pursuant to which the Agreement is being terminated shall be delivered to the other party.
     Section 9.3 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except (i) as set forth in Section 9.4, (ii) that the agreements contained in this Section 9.3, and in Sections 10.3, 10.6, 10.7 and 10.10, shall survive the termination hereof and (iii) that, subject to Section 9.4(b), no such termination shall relieve any party of any liability or damages resulting from any breach by that party of this Agreement.
     Section 9.4 Fees and Expenses.
          (a) Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (i) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including SEC filing fees), (ii) the filing fees for the premerger notification and report forms under the HSR Act, and (iii) all other expenses not directly attributable to any one of the parties, each of which shall be shared equally by Parent and the Company. As used in this Agreement, “Expenses” means the out-of-pocket fees and expenses of the party’s independent advisor, counsel and accountants, incurred by the party or on its behalf in connection with this Agreement and the transactions contemplated hereby, and the out-of-pocket expenses of the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of shareholder approvals related to the transactions contemplated hereby.
          (b) (i) If this Agreement is terminated (A) by either the Company or Parent pursuant to Section 9.1(b), (d), or (f) and, prior to the Company Shareholders Meeting, a Competing Proposal has been publicly proposed or disclosed (whether or not conditional or withdrawn) or made known or (B) by the Company pursuant to Section 9.1(g) or by Parent pursuant to Section 9.1(i), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay Parent by wire transfer of same day funds a fee equal to $15,000,000 (the “Termination Fee”); provided, however, that no Termination Fee will be payable by the Company pursuant to clause (A) above unless and until within 12 months of such termination the Company or any of its Subsidiaries enters into a definitive agreement relating to such Competing Proposal or consummates the transactions contemplated by such Competing Proposal with the person who made the Competing Proposal referred to in clause (A) above, in which case such Termination Fee shall be paid within five (5) Business Days following the execution of such definitive agreement or consummation of the transactions contemplated by the Competing Proposal. For purposes of the preceding proviso of this Section 9.4(b), each reference to 25% in the definition of “Competing Proposal” shall be deemed to be 40%. Upon payment of the Termination Fee, the Company shall have no further liability to Parent with respect to this Agreement or the transactions contemplated hereby.
          (c) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or (h) then, Parent shall pay to the Company by wire transfer of same day funds a fee equal to $15,000,000 (the “Parent Termination Fee”) such payment to be made within five (5) Business Days after written notice of such termination. The Company’s receipt of payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub and any of their respective current, former or future directors, officers, employees, agents, partners, managers, members, stockholders, assignees, representatives or Affiliates for any loss or damage suffered in connection with this Agreement or the transactions contemplated hereby.
          (d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in Sections 9.4(b) and (c) are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due or Parent shall fail to pay the Parent Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.
ARTICLE X
GENERAL PROVISIONS
     Section 10.1 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 7.6 which shall inure to the benefit of each Indemnitee, his or her successors, heirs or representatives who are intended to be third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Company Capital Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at the Effective Time, the rights of the holders of Options to receive the payments contemplated by the applicable provisions of Section 2.8 in accordance with the terms and conditions of this Agreement and (d) prior to the Effective Time, the rights of the holders of Company Common Stock to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s breach of this Agreement; provided, however, that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (d) of this Section 10.1 shall only be enforceable on behalf of such holders by the Company (or any successor in interest thereto) in its sole and absolute discretion.
     Section 10.2 Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.
     Section 10.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.
     Section 10.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

     Section 10.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 10.6 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law thereof.
     Section 10.7 Submission to Jurisdiction; Waivers. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any Federal court located in the Commonwealth of Pennsylvania or any state court located in the Commonwealth of Pennsylvania and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, provided that the judgment of any such court may be enforced by any court of competent jurisdiction. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the above-named courts for any reason other than the failure to lawfully serve process; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts; and (d) any right to a trial by jury.
     Section 10.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
     Section 10.9 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
     Section 10.10 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.
     Section 10.11 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

          (a) “Affiliate” has the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act.
          (b) “Business Day” means any day on which banks are not required or authorized to close in the City of Philadelphia.
          (c) “Company Material Adverse Effect” means any change, event, development or effect that individually or in the aggregate has had or would be reasonably expected to have a material adverse effect on the business, financial condition or results of operations, properties or assets of the Company and its Subsidiaries taken as a whole, other than any material adverse effect resulting from (i) changes in general economic, financial market or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (iv) any actions required under this Agreement to obtain any approval or authorization under applicable Antitrust Laws for the consummation of the Merger, (v) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (vi) any outbreak or escalation of hostilities or war or any act of terrorism, or (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided that, in the case of clauses (i) and (ii) there shall not be a disproportionate effect on the Company relative to other companies in the same business as the Company.
          (d) “Contract EBITDA” means earnings before any Interest, book taxes, depreciation and amortization. For purposes of this definition, “Interest” shall mean any interest expense whether paid or accrued and any interest income either received or accrued. Quarterly earnings shall be calculated using a cost of goods sold (“COGS”) accounting methodology that reduces estimation risk versus the Company’s existing quarterly COGS accounting methodology. Quarterly COGS shall include quarterly cost of sales per the Company’s point-of-sale system, plus an estimate for product shrink that is consistent with actual shrink experienced over prior periods, plus buyers’ salaries, store rent and taxes, and other direct store-related expenses. When taken, actual physical inventory results shall be incorporated into the COGS calculation.
          (e) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          (f) “Indemnitee” means any individual who, on or prior to the Effective Time, was an officer, director or employee of the Company or served on behalf of the Company as an officer, director or employee of any of the Company’s Subsidiaries or Affiliates or any of their predecessors in all of their capacities (including as stockholder, Controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer, director or employee.
          (g) “Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers.

          (h) “Laws” means any federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity (including any Environmental Law).
          (i) “Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.
          (j) “Marketing Period” means the period of twenty-one (21) consecutive days after the later of (i) September 4, 2007 and (ii) the second Business Day following the mailing by the Company of the Proxy Statement.
          (k) “Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.
          (l) “Permitted Lien” means (i) any Lien for Taxes not yet due and payable or being contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established on the Company’s financial statements in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents, (iii) such non-monetary Liens or other imperfections of title, if any, that, would not reasonably be expected to impair the value or the continued use and operation of the assets to which they relate, (iv) Liens imposed or promulgated by Laws with respect to the Real Property and improvements located thereon, including zoning Laws, ordinances and regulations now or hereafter in effect, (v) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, builders’, contractors’ and similar Liens, incurred in the ordinary course of business which are not delinquent or which are being contested in good faith, (vi) any usual and customary restrictions on contracts or other agreements affecting Real Property; and (vii) Liens arising in connection with indebtedness of the Company and to be released on or prior to the Closing.
          (m) “Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, government or political agency or instrumentality or other entity or group (as defined in the Exchange Act).
          (n) “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, that owns at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
     Section 10.12 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by overnight courier service to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.12:

If to Parent or Merger Sub:	Parent
c/o Lee Equity Partners, LLC
767 Fifth Avenue
17th Floor
New York, New York 10153
Attn: Benjamin Hochberg
Telecopy: 212.702.3787

with a copy to:	Weil, Gotshal & Manges LLP
767 Fifth Avenue
31st Floor
New York, New York 10153
Attn: Douglas P. Warner
Telecopy: 212.310.8007

If to the Company:	Company
9401 Blue Grass Road
Philadelphia, Pennsylvania 19114
Attn: Stanley A. Uhr, Corporate Counsel
Telecopy: 215.698.8664

with a copy to:	Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19130
Attn: Howard L. Shecter
Richard B. Aldridge
Telecopy: 215.963.5001
     Section 10.13 Amendments. This Agreement (including this paragraph) may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law or in accordance with the applicable NASDAQ rules requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 10.14 Waiver. At any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
(Signature page follows.)

     IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DSI HOLDINGS LLC

By:	/s/ Joseph Rotberg

Name: Joseph Rotberg
Title: Authorized Signatory

DSI ACQUISITION, INC.

By:	/s/ Joseph Rotberg

Name: Joseph Rotberg
Title: President
(Signature Page to Merger Agreement)

DEB SHOPS, INC.

By:	/s/ Marvin Rounick

Name: Marvin Rounick
Title: President and Chief Executive Officer
(Signature Page to Merger Agreement)

Index of Defined Terms

Section
Defined Term	Where Defined
“Acceptable Confidentiality Agreement”	7.3(b)
“Agreement”	Preamble
“Antitrust Law”	7.4(b)
“Articles of Merger	1.2
“Affiliate”	10.11(a)
“Business Day”	10.11(b)
“Certificate”	1.4(d)
“Change of Recommendation”	7.1(d)
“Closing”	1.2
“Closing Date”	1.2
“Code”	2.6
“Common Stock Merger Consideration”	1.4(b)
“Company”	Preamble
“Company Benefit Plan”	4.12(a)
“Company Capital Stock”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article IV
“Company Employees”	7.5(a)
“Company Intellectual Property Rights	4.14(a)
“Company Material Adverse Effect”	10.11(c)
“Company Material Contract”	4.19(a)
“Company Preferred Stock”	Recitals
“Company Permits”	4.6
“Company Recommendation”	7.1(d)
“Company SEC Reports”	4.7(a)
“Company Shareholder Approval”	4.22
“Company Shareholders Meeting”	7.1(d)
“Company Stock Option Plan	2.8
“Competing Proposal”	7.3(d)(i)
“Confidentiality Agreement”	7.2
“Contract”	4.6
“Contract EBITDA”	10.11(d)
“Debt Commitment Letter”	5.7(a)
“Debt Financing”	5.7(a)
“Department of State”	1.2
“DOJ”	7.4(b)
“D&O Insurance”	7.6(c)
“Effective Time”	1.2
“Environmental Laws”	4.18
“Equity Commitment Letter”	5.7(a)
“Equity Financing”	5.7(a)
“ERISA”	10.11(e)
“ERISA Affiliate”	4.12(c)
“Exchange Act”	4.5(b)
“Expenses”	9.4(a)
“Financing”	5.7(a)

Section
Defined Term	Where Defined
“Financing Agreements”	7.9(a)
“Financing Commitments”	5.7(a)
“FTC”	7.4(b)
“GAAP”	4.7(b)
“Guarantee”	Recitals
“Governmental Entity”	2.4
“HSR Act”	4.5(b)
“Indemnitee”	10.11(f)
“Intellectual Property Rights”	4.14(a)
“Investor”	5.7(a)
“Knowledge”	10.11(g)
“Laws”	10.11(h)
“Lease”	4.17(a)
“Leased Real Property”	4.17(a)
“Lien”	10.11(i)
“Marketing Period”	10.11(j)
“Merger”	Recitals
“Merger Consideration”	1.4(b)
“Merger Sub”	Preamble
“Multiemployer Plan”	4.12(a)
“New Plans”	7.5(c)
“Option”	2.8
“Order”	10.11(k)
“Owned Real Property”	4.17(a)
“Parent”	Preamble
“Parent Disclosure Letter”	Article V
“Parent Termination Fee”	9.4(c)
“Paying Agent”	2.1
“Payment Fund”	2.1
“PBCL”	Recitals
“Permitted Lien”	10.11(l)
“Person”	10.11(m)
“Policies”	4.24(a)
“Preferred Stock Merger Consideration”	1.4(a)
“Proxy Statement”	7.1(a)
“Real Property”	4.17(a)
“Representatives”	7.3(a)
“Sarbanes-Oxley Act”	4.7
“SEC”	Article IV
“Securities Act”	4.5(b)
“Subsidiary”	10.11(n)
“Superior Proposal”	7.3(d)(ii)
“Surviving Corporation”	1.1
“Tax”	4.15(b)
“Taxes”	4.15(b)
“Tax Returns”	4.15(b)
“Termination Date”	9.1(b)
“Termination Fee”	9.4(b)(i)
“Total Option Cash Payments”	2.8
“Voting Agreement”	Recitals